DLA Piper LLP (US)
2000 University Avenue
East Palo Alto, California 94303-2214
www.dlapiper.com

Edward H. Batts
edward.batts@dlapiper.com
T	650.833.2073
F	650.687.1106

December 13, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington D.C. 20549-3561

Attn:  Barbara C. Jacobs

Assistant Director

Re:                             Velti plc

Amendment No. 5 to Registration Statement on Form F-1

Filed on November 17, 2010

File No. 333-166793

Dear Ms. Jacobs:

This letter is submitted on behalf of Velti plc (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Amendment No. 5 to Registration Statement on Form F-1 (filed November 17, 2010, Registration No. 333-166793) (the “Registration Statement”), as set forth in your letter to Ms. Sally Rau dated December 7, 2010.  We are filing via EDGAR Amendment No. 6 to the Registration Statement (“Amendment No. 6”) in response to the Staff’s comments.  For reference purposes, the text of your letter dated December 7, 2010 has been reproduced herein (in bold), with the Company’s response below each numbered comment.  As appropriate, the Company’s responses include a reference to the pages of Amendment No. 6 that have been revised in response to the comment.

Summary Historical Consolidated Financial Data

Selected Consolidated Balance Sheets Data, page 7

1.              We note your response to prior comment 1.  Presentations of the pro forma balance sheet effect of the debt repayment on pages 8 and 38 are appropriately presented when labeled as “Pro Forma” and not as “As Adjusted.”  In addition, we do not believe it is appropriate to present a pro forma balance sheet reflecting the proceeds to pay off debt on the face of your historical balance sheet, page F-3, as indicated in your disclosure described on page F-8.  Please revise accordingly.

Response:

Pursuant to the Staff’s request the Company has revised the table comprising selected consolidated balance sheets data at the top of page 8 to replace the heading “As Adjusted” with “Pro Forma.”  The Company has made the same change on the Capitalization table on page 38 of the Registration Statement.  The Company has removed the column headed “Pro Forma” from the Consolidated Balance Sheets on page F-3 of the Registration Statement and made a conforming change on page F-8 of the Registration Statement.

Managements’ Discussion and Analysis of Financial Condition and Results of Operations

General

2.              We note from disclosure in Note 7 that for several of your business acquisitions, you may be obligated to pay contingent consideration with cash or shares of the Company’s common stock. Please tell us how you considered disclosing potential contingent consideration related to your acquisitions, as well as any other contingent obligations or off-balance sheet arrangements.  Please refer to Item 303(a)(4)(i)(C) of Regulation S-K.

Response:

The Company has included on page 76 of the Registration Statement additional disclosure concerning the deferred and contingent consideration payable by the Company in connection with its acquisition of Mobclix, Inc., as well as its obligations under letters of guarantee as previously disclosed in its financial statements.

Overview, page 45

3.              We note your response to prior comment 3.  Please tell us and revise to disclose the reason(s) for the increase in DSO from June 30, 2010 to September 30, 2010.  Please describe any changes in terms or payment arrangements or credit conditions which caused the increase.  Also, please add a risk factor that discusses the impact of your deteriorating days’ sales outstanding on your cash flow.

Response:

The Company has revised its disclosure on page 46 of the Registration Statement to explain the increase in DSOs from June 30, 2010 to September 30, 2010. As previously disclosed, the deterioration in days sales outstanding is primarily due to outstanding amounts from five customers in the approximate aggregate amount of $5.9 million, the majority of which we have collected subsequent to September 30, 2010. In addition, our trade receivables balance increased from $24.4 million in June 30, 2010 to $38.2 million (excluding the impact of newly acquired Mobclix) in September 30, 2010 due to the timing of completing our campaigns and billing of our customers. As a result, our DSOs increased during the third quarter of 2010. However, we expect our DSOs to improve by the end of 2010 due to the increase in our fourth quarter collection efforts.

Additionally, the Company has added a risk factor on page 13 of the Registration Statement that discusses the impact of its deteriorating DSOs on its cash flow.

Comparison of Years Ended December 31, 2009 to December 31, 2008

Revenue, page 64

4.              Please tell us the nature, terms and conditions associated with the perpetual license contract customer that caused and required recognition in subsequent periods in 2010 rather than 2009 and in 2009 rather than in 2008.  Please explain to us and revise to disclose if and how this relates to your change from IFRS to US GAAP done in connection with your public offering. Please tell us the basis for including this disclosure in MD&A.

Response:

The Company delivered a perpetual software license to one customer in each of 2008 and 2009.  Under the terms of the agreement with this customer, the customer was granted extended terms on which payment was due to the Company for the license.  At the time of entering into the agreement, the Company had not established a successful pattern of collection history with the customer.  Accordingly, in accordance with ASC 985-605-25-33 through 35, the Company recognized revenue as the payments from the customer became due.

The determination of the appropriate timing of recognition of this revenue is not directly related to the Company’s decision to change its method of accounting from IFRS to US GAAP.  The Company changed from accounting under IFRS to US GAAP in order to be more closely comparable to its competitors, who are predominantly US companies reporting financial results under US GAAP.

The Company included disclosure regarding its determination of the appropriate timing of recognition of revenue on this and other contracts in order to provide investors with a more accurate, fulsome picture of the Company’s financial condition and results of operation.  During 2010, the Company has generally recognized revenue in the period in which services were provided to the customer rather than later periods, a trend that the Company expects will continue in future years.  As a result, the Company believes that in order for an investor to understand the Company’s 2007, 2008 and 2009 results in comparison to the results for the nine months ended September 30, 2010, an investor needs to understand the impact that the application of revenue recognition principals had on its historical financial statements and the timing of its recognition of revenue.  Therefore, the Company included the discussion on the periods in which revenue has been recognized in comparison to the periods in which the services were provided to the customer. Without such disclosure, the Company feels that it will be difficult for an investor to understand the results for each financial period and assess the financial condition and prospects for revenue growth of the Company.

Contractual Obligations, page 75

5.              In addition to the principal payments on your long-term debt, please tell us how you considered including the related interest payment obligations as a separate line item in the summary of your contractual obligations and commitments table.

Response:

In response to the Staff’s comment, the Company has separately disclosed its interest payment obligations in the table of its contractual obligations and commitments on page 75 of the Registration Statement.

Principal and Selling Shareholders, Page 118

6.              Please disclose the individual or individuals who exercise the voting and dispositive powers over the shares to be offered by Plenus II and Plenus III.  Also, please confirm in your response letter that neither entity is a broker-dealer or affiliate of a broker-dealer.

Response:

The Company has included footnotes to the disclosure of the beneficial ownership interest of each of Plenus II and Plenus III on page 121 of the Registration Statement to disclose the parties who exercise the voting and dispositive powers over the shares to be offered by each of them.  The Company hereby confirms, based on representations of Plenus II and Plenus III, that neither entity is a broker-dealer or affiliate of a broker-dealer.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-3

7.              We note that you combine accounts payable and other accrued liabilities on a single line in your consolidated balance sheets.  Please tell us how you considered disclosing these liabilities separately on the face of your consolidated balance sheets or in a note to the financial statements.  In this regard, it appears that trade payables should be distinguished from accrued liabilities, such as accrued contingent consideration, pursuant to Rule 5- 02(19) of Regulation S-X.

Response:

The Company has revised its consolidated balance sheets on page F-3 of the Registration Statement to separately disclose accounts payable and accrued liabilities on its consolidated balance sheets.  The Company notes that its trade payables are included in accounts payable and are distinguished from accrued liabilities, as now separately presented.

Consolidated Statements of Cash Flows, page F-6

8.              We note the caption titled “investment in intangible assets” under cash flows from financing activities. Please clarify for us what is presented under this caption.  To the extent amounts on this line relate to cash paid for business acquisitions, which would also include other assets and/or liabilities, please revise the title accordingly and please reconcile these amounts to the amounts of cash paid for business acquisitions as disclosed in the notes to the financial statements.

Response:

The caption titled “investment in intangible assets” under our cash flow from investing activities represents capitalized internal software development cost and purchased software and licenses.  The amounts included under this caption do not include cash paid for business acquisitions, which are separately presented as

“investment in subsidiaries and equity method investments, net of cash acquired” under cash flow from investing activities.

The Company has revised the caption on the consolidated statements of cash flow on page F-6, changing “investment in intangible assets” to “investments in software development and purchased software.”

Notes to Consolidated Financial Statements

Note 7.  Business Combinations

Mobclix, Inc. Acquisition-Unaudited, page F-19

9.              We have the following comments relating to the acquisition of Mobclix:

•                   You indicate that you “have agreed to pay up to $5.0 million in cash to fund Mobclix’s operations through 2011 . . .”  Please clarify the nature and terms of this funding obligation.  To the extent the former owners of Mobclix are obligated for funding in excess of $5.0 million, please revise disclosure accordingly;

Response:

The Company has revised the disclosure on page F-19 and F-20 to note that the $5.0 million in cash that the Company has agreed to pay to fund Mobclix’s operations through 2011 is merely its commitment to provide minimum working capital up to this amount to fund growth of Mobclix’s operations.  The former owners of Mobclix have no further obligations for funding Mobclix or any working capital required in excess of the $5.0 million commitment by the Company.

•                   Please explain why ‘‘accounts payable” is included as purchase price consideration.  In this regard, it is not clear why accounts payable would not be included with liabilities assumed as part of “estimated value of assets, net of deferred tax liabilities”;

Response:

The Company notes that it has revised the caption “accounts payable” on the table on page F-20 of the Registration Statement disclosing the purchase price consideration and renamed the caption “cash” to reflect the amount of cash paid of $1.1 million. The Company has included the additional $0.7 million payable pursuant to employee bonuses under “deferred consideration,” together with the $8.5 million deferred consideration payable no later than March 1, 2010.

•                  Please clarify the nature of “deferred considerations” and “fair value of contingent considerations” included as purchase price consideration.

Response:

On September 30, 2010, upon the acquisition of Mobclix the Company paid approximately $1.1 million in cash and issued 150,220 ordinary shares, to former Mobclix stockholders and creditors, with an estimated fair value of $1.4 million. The estimated fair value per share of £6.12 ($9.62) was based on the closing price of the Company’s ordinary shares on AIM on the date of acquisition, September 30, 2010.  The Company has agreed to pay an additional $8.5 million in cash or ordinary shares no later than March 1, 2011 as well as $0.7 million in additional employee bonuses.  Additionally, the Company has agreed to pay, on March 1, 2012, an amount contingent upon the financial performance of Mobclix between October 2010 and December 31, 2011. The contingent payment is based upon Mobclix achieving certain gross profit and EBITDA targets during the period, and is set at a minimum of $2.0 million and a maximum additional payment of $43.0 million, after deducting the upfront payments, and the payments to be made during 2011.  The Company has recorded the acquisition-date estimated fair value of the contingent payment of $7.7 million as a component of the consideration transferred in exchange for the equity interests of Mobclix.  The acquisition-date fair value was measured based on the probability-adjusted present value of the consideration expected to be transferred, discounted at 27.5%, the weighted average cost of capital for the Mobclix transaction.  The fair value of the contingent payment will be remeasured at each reporting date and the change will be reflected in the Company’s consolidated statement of operations.  The transaction was accounted for using the purchase method of accounting. Transaction costs amounted to $297,000 and were expensed as incurred.

The Company has revised the caption and has included a note under the table on page F-20 to describe “deferred consideration” and “fair value of contingent consideration.”

•                  Please explain where the cash consideration of $1.1 million is disclosed in the purchase consideration table.

Response:

The cash consideration of $1.1 million paid in connection with the acquisition is now included under the caption “cash” in the table on page F-20. The Company has included the additional $0.7 million payable pursuant to employee bonuses under “deferred consideration” together with the $8.5 million deferred consideration payable no later than March 1, 2010.

Note 8.  Intangible Assets, page F-24

10.       Please tell us how you considered disclosing the weighted-average amortization period by class and in total for intangible assets acquired during the period pursuant to ASC 350-30-50-1.

Response:

The Company notes that the required disclosure under ASC 350-30-50-1 on the weighted-average amortization period, in total and by major intangible asset class, has been disclosed in Note 7 on pages F-19 to F-23 of the Registration Statement for each specific acquisition in the period of acquisition.

Note 11.  Short-term financings and long-term debt

Related Party Debt, page F-33

11.       Please tell us how you considered disclosing the related party debt on the face of the balance sheet pursuant to Rule 4-08(k)(l) of Regulation S-X.

Response:

The Company has revised the consolidated balance sheets on page F-3 to disclose the related party debt of $500,000, $500,000 and $0 as of September 30, 2010, December 31, 2009 and December 31, 2008, respectively.  The Company has determined that the debt provided by Mr. Negroponte, as disclosed on page 121 of the Registration Statement, is the only outstanding related party debt.

Note 13.  Income Taxes, page F-37

12.       We note your response to prior comment 10 and revised disclosure.  As previously requested, please revise your liquidity disclosure in Management’s Discussion and Analysis to quantify unremitted earnings.

Response:

The Company’s gross retained earnings that have not been remitted to Velti plc are approximately $38.3 million.  Management has not provided for tax on these unremitted earnings for the following reasons:  (1) the Company intend to permanently reinvest such earnings in the local geographies where the retained earnings are located, (2) each company with retained earnings may not have sufficient distributable reserves to make such a distribution (3) each company with retained earnings may not have sufficient cash to make such a distribution and (4) the Company will engage in intercompany financing as necessary for purposes of providing sufficient cash flow to non-income producing jurisdictions.

The Company has revised its disclosure on page 75 in Management’ Discussion and Analysis to quantify unremitted earnings as described above.

13.       Please explain in the note the nature and components of the foreign differential on page F-38 in the reconciliation between the statutory U.K. income tax and effective tax rates.

Response:

The foreign differential is the difference between the U.K. tax rate and the local tax rate for each tax jurisdiction where the Company conducts business.  For the nine months ended September 30, 2010, key components of the Company’s foreign differential are derived from its operations in the U.S., Greece, United States and Cyprus in the amount of $(702,000), $(394,000), and $(151,000), respectively.  For the year ended December 31, 2009, key components of the Company’s foreign differential are derived from its operations in the British Virgin Islands, Cyprus and Greece in the amount of $(2.3) million, $(557,000), $(1.4) million and $(300,000), respectively.  For the year ended December 31, 2008, key components of the Company’s foreign differential are derived from its operations in the British Virgin Islands, Cyprus and Russia in the amount of $(4.3) million, $611,000, and $208,000, respectively.  For the year ended December 31, 2007, the Company’s foreign differential is primarily derived from its operations in Bulgaria in the amount of $(557,000).

The Company has revised its disclosure in Note 13 on pages F-39 to F-40 to explain the nature and components of the foreign differential as described above.

Note 15.  Commitments and Contingencies

(b) Guarantees and Indemnifications, page F-42

14.                              We note your disclosure indicating that “ASC 460, Guarantees, requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the amount of obligations it assumes under that guarantee.”  Please tell us the amount of any such obligations you recorded pursuant to ASC 460-10-25 and how you considered the disclosure requirements of ASC 460-10-50.

Response:

The Company periodically establishes irrevocable bank guarantees in favor of a customer in connection with a campaign in order to secure the Company’s guarantee of minimum net revenue or to cover the costs of a campaign.  As of September 30, 2010 and December 31, 2009 and 2008, the aggregate amount of our outstanding commitments under such letters of guarantee was $1.1 million (unaudited) $7.0 million and $5.5 million, respectively.  The guarantees are short-term in nature and expire once minimum revenue levels have been achieved in the campaign.  As of September 30, 2010, all guarantees associated with prior years had expired.  Throughout the periods in which the Company has obtained third party bank letters of guarantee, none of such bank guarantees have ever been drawn down.  Since the probability that execution on these guarantees will occur is remote, the Company has determined that the fair value of the guarantee s is immaterial.  Accordingly, the Company made no accruals for expenses related to its performance guarantees for any period presented.

The Company has, in Note 15 on page F-43 disclosed the amount of the outstanding Company guarantees as of the end of each period, and has included this disclosure on page 76 of Management’s Discussion and Analysis of Financial Condition and Results of Operations.  As of the date of the balance sheets,  all guarantees associated with prior years had expired, and therefore, the Company did not record any liabilities associated with the guarantees.

Exhibit 5.1—Form of Opinion

15.                              Please have counsel revise Section 3(c) of its draft opinion to state clearly that the prospectus discussion of the tax consequences of the offering under Jersey law is counsel’s opinion, rather than stating that the discussion is “accurate in all material respects.”  Counsel’s opinion must address the material tax consequences of the offering, not the manner in which those consequences are described in the prospectus.  Also, please have counsel revise Section 6(a) of its opinion to remove any implication that the opinion cannot be relied upon as part of your filing.  We understand that counsel has consented to including the opinion as an exhibit, but we note the statement that the opinion “may not, without our prior written consent, be. . . used or relied upon by any other person (including, without limitation, any holder of, or holder of the beneficial interests in, any Shares) or be relied upon for any other purpose whatsoever.”

Response:

Included with Amendment No. 6 is a revised Exhibit 5.1, revised to state clearly that the prospectus discussion of the tax consequences of the offering under Jersey law is counsel’s opinion, as requested by the Staff.  The opinion has additionally removed any implication that the opinion cannot be relied upon as part of the filing.

Exhibit 8.2—Form of Opinion

16.                              We note the statement in the second paragraph of the draft opinion that the discussion of the U.S. federal income tax matters in the prospectus “is an accurate summary of the material U.S. federal income tax consequences.”  Please have counsel revise the opinion to state clearly that the prospectus discussion regarding the material federal income tax consequences of the offering is counsel’s opinion.

Response:

Included with Amendment No. 6 is a revised Exhibit 8.2, revised to state clearly that the prospectus discussion of the material federal income tax consequences of the offering is counsel’s opinion.

* * * * *

We and the Company very much appreciate the Staff’s attention to the review of the Registration Statement.  Please do not hesitate to contact the undersigned at (650) 833-2073 if you have any questions regarding this letter or Amendment No. 6.

Sincerely,

DLA Piper LLP (US)

/s/ Edward H. Batts

Edward H. Batts
Partner

cc:                               Sally J. Rau ( Velti plc)

Wilson W. Cheung (Velti plc)